SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Cash Tender Offer for Genset by Serono

Geneva, Switzerland and ***Paris, France, June 28, 2002.*** As **Serono S.A.** (virt-x: SEO, NYSE: SRA) and **Genset** (Nasdaq: GENXY, Euronext: 5433) announced in their joint press release on June 26, 2002, and following the decision by Genset's shareholders to remove the provision in Genset's bylaws (*statuts*) which limited a shareholder's voting rights to 20%, Serono France Holding S.A. filed with the French *Conseil des marchés financiers* and *Commission des opérations de bourse* a notice of information for a cash tender offer for securities of Genset.

This tender offer, which is unanimously recommended by the Board of Directors of Genset, consists of EUR 9.75 in cash for each Genset ordinary share, EUR 3.25 in cash for each Genset American Depositary Share ("ADS"), EUR 102.64 in cash for each Genset convertible bond ("OCEANE"), EUR 1.00 in cash for each Genset warrant issued before June 2002 and EUR 6.50 in cash for each Genset warrant granted on June 26, 2002. The tender offer is subject to a condition that securities will be tendered representing two-thirds of Genset voting rights on a diluted basis, including all of Genset's ordinary shares, ADSs and OCEANEs outstanding as of the end of the offer period. Serono France Holding S.A. does not currently hold, solely or in concert with others, any shares or other securities of Genset.

Serono's reasons for the offer

Serono France Holding S.A. is a wholly-owned subsidiary of Serono S.A. Serono is Europe's leading biotechnology company in terms of sales and market capitalization. Through the cash tender offer, Serono would create a unique integrated genomics discovery platform, providing Serono with the opportunity to enhance its portfolio of novel proteins and small molecules. The genomics-driven gene and protein discovery platform developed by Genset provides a strong complement to Serono's functional genomics technology and its drug development and commercialization capabilities.

Following the acquisition of Genset, Serono will employ more than 4,700 people, with a total of three discovery research centers, two main pre-clinical testing sites, 11 manufacturing sites and a global marketing organization for the commercialization of products in the areas of central nervous system disorders, infertility and metabolic diseases.

The joining of Serono and Genset will provide opportunities for value-creating synergies:

- Serono will have the advantage of an integrated process combining all the key elements necessary to move from understanding the human genome to producing a validated molecule for human clinical trials; Serono will create an integrated genomics platform by building on Genset's and Serono's complementary technologies and skills, including Genset's world-recognized genetic approach to target identification and validation, Serono's functional genomics program and Serono's track record in discovering and developing novel therapeutics;

- Genset will be able to more fully exploit its genetics expertise and benefit from integration into Serono, benefiting from Serono's organization and scientific strengths as Europe's leading biotechnology company; in particular, Serono has the drug development expertise to develop Genset's promising projects, particularly in the area of metabolism (such as Famoxin, a protein candidate that has shown promising potential in the area of metabolism); and

- Genset will benefit from Serono's financial support, to bring Famoxin and other Genset discoveries to fruition. As a pure genetics discovery business, Genset has not made a profit since inception in 1989 and has financed its activities through private investments, proceeds from the IPO in 1996, borrowings from financial institutions, funds from the issuance of

OCEANEs in June 2000, and research funding from collaborations and the sale of oligonucleotides, as well as the disposal of its Oligonucleotides Division and shares of Ceres Inc. in April 2002.

During the first half of 2002, Genset's "cash burn rate" has been estimated to be approximately EUR 12 million per quarter. Genset's net cash position as of the end of June 2002 is estimated by Genset to be EUR 27.7 million, including EUR 4.2 of financial debt and excluding the OCEANEs. The 522,223 outstanding OCEANEs must be repaid at maturity on January 1, 2004 for an aggregate amount of EUR 57.3 million.

At this stage, neither the amount of these synergies, nor the expected timeframe for generating these synergies, which depends, among other things, on the development of Genset's projects, have been determined.

Serono's intentions

Following the disposal of Genset's Oligonucleotides Division in April 2002, Genset's business is essentially concentrated on R&D activities. As with any research center of Serono, Genset will carry out its activities as a service provider to Serono. Genset will be responsible for discovering and validating new genes, secreted proteins and potential targets to support Serono's global discovery process and pre-clinical development.

Serono believes that Genset has a strong genetics-driven drug discovery platform and is convinced that it is essential to preserve Genset's creativity and research productivity. It is envisaged that Genset's discovery research center in Evry, France, will become Serono's center of genetics expertise within Serono's global R&D organization. The Evry center will complement Serono's existing drug discovery centers in Geneva, Switzerland (focused on the central nervous system, metabolism, genomics and chemical screening), Boston, Massachusetts in the United States (focused on reproductive endocrinology) and Ivrea, Italy (focused on toxicology).

Serono expects to rely extensively on the established capabilities of Genset's current scientists and management to continue to develop Genset's research activities within the framework of Serono's global R&D organization.

Genset's legal status

If the cash tender offer is successful, it is contemplated that Genset would not be merged with another company in the Serono group but would survive as a subsidiary of Serono in France.

Serono's intentions regarding the management of Genset

The composition of the Board of Directors of Genset will not be definitively determined until the cash tender offer is completed. Serono intends to have majority representation on the Board of Directors of Genset. Messrs. Marc Vasseur and Daniel Cohen will remain members of Genset's Board of Directors. Mr. Vasseur will be *Président Directeur Général* (CEO), and Mr. Cohen will continue to serve as Chief Scientific Officer and *Directeur Général Délégué* (deputy CEO) of Genset.

Serono's intentions regarding the workforce of Genset

As Genset's core assets are the R&D capabilities of its outstanding scientific teams, it is Serono's intention to capitalize on Genset's talent pool as the primary tool for Genset's future success as Serono's center of genetics expertise. The integration of Genset into the Serono group should allow for a reduction in certain expenses which are now incurred by Genset on a stand-alone basis and for a better allocation of the available resources towards Genset's R&D activities. In addition, it is Serono's intention to pursue the efforts already undertaken by Genset's management to optimize the use of its resources and to proceed with the necessary adjustment of Genset's cost structure in line with the size of its operations following the disposal of the Oligonucleotides Division in April 2002.

Serono and Genset will analyze the financial and human resources synergies of their combined research activities, which may result in transfers of staff among the research centers.

Genset's operations in San Diego, California (U.S.A.) would be closed, a step which Genset's management would have considered even if this cash tender offer were not to occur. With regard to employees in France, it is intended that the activities of Genset's headquarters at Rue Royale in Paris be transferred to Evry, France. Serono's preliminary estimate is that the current workforce in France would be reduced by approximately 20%, with the reduction primarily affecting administrative positions.

The above is based upon the limited information to which Serono has had access to date and will be subject to further analysis after the tender offer is completed, as more information will become available to Serono. In addition, it has not been possible at this stage to explore the possible reassignment of certain Genset employees within the Serono group.

Mandatory Tender Offer

In the event that Serono France Holding S.A. holds at least 95% of the voting rights of Genset, it may consider launching a mandatory tender offer (*offre publique de retrait*), possibly followed by a mandatory purchase of the Genset securities then held by the public, and a subsequent delisting of Genset securities.

Main elements in evaluating the offer price

The analysis of the offer price for Genset shares shows, in summary, the following principal results:

Methodology	Principal Results
Trading price of Genset shares[1]	
Closing price on June 18, 2002	138.4%
1-month average	194.6%
2-month average	153.9%
3-month average	123.6%
6-month average	72.3%
9-month average	65.0%
12-month average	80.2%
12-month high	(15.2%)
12-month low	375.6%
Multiple of consolidated net assets per share	
1999	1.3x
2000	1.5x
2001	20.6x
March 31, 2002[2]	4.2x

[1] Based on trading of Genset shares on the *Nouveau Marché* of Euronext Paris S.A.
[2] Pro-forma for the sale of Genset's Oligonucleotides division and its interest in Ceres

The offer price of EUR 102.64 for each OCEANE is equal to the redemption price at June 26, 2002, the date the tender offer was announced. This amount corresponds to the par value plus accumulated interest in the amount of EUR 8.64 and represents a premium of 389% compared to the closing price on the last day of trading (May 23, 2002) and a premium of 953% compared to the conversion value.

For the outstanding warrants, the offer price is equal to EUR 1 per warrant for warrants issued before 2002, all of which have an exercise price greater than the tender offer price per share. For warrants authorized by the Genset shareholders' meeting on June 26, 2002, the offer price of EUR 6.50 per warrant is equal to the difference between the tender offer price for Genset's ordinary shares and the exercise price of EUR 3.25 for those warrants.

The tender offer described above and the publication of the *Note d'information* remain subject to the approval of market authorities.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. WHEN SERONO COMMENCES ITS OFFER FOR ORDINARY SHARES AND OTHER SECURITIES OF GENSET IN FRANCE AND IN THE U.S., IT WILL COMPLY WITH ALL APPLICABLE FRENCH AND U.S. LAWS AND REGULATIONS, RESPECTIVELY. IN THE U.S., IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AND GENSET WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF RELEVANT GENSET SECURITIES AT NO EXPENSE TO THEM.

FREE COPIES OF THESE DOCUMENTS MAY ALSO BE OBTAINED FROM GENSET, BY DIRECTING A REQUEST TO **INVESTORS@GENSET.FR, 24 RUE ROYALE, 75 008 PARIS, TEL : +33 1 55 04 59 00, FAX : +33 1 55 04 59 29** OR FROM **SERONO, BY DIRECTING A REQUEST TO INVESTOR.RELATIONS@SERONO.COM, +41 22 739 36 01**. IN ADDITION TO THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, GENSET AND SERONO FILE ANNUAL AND SPECIAL REPORTS WITH THE SEC. YOU MAY READ AND COPY STATEMENTS AND REPORTS FILED BY GENSET OR SERONO AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, NW, WASHINGTON, DC 20549 OR AT EITHER OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. CERTAIN REPORTS FILED BY GENSET ARE AVAILABLE AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV), AND GENSET'S AND SERONO'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES.

These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Serono's and Genset's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on Virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:	**Investor Relations:**	**Image Sept France :**
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01	Tel : + 33 1 53 70 74 68
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22	Fax : + 33 1 53 70 74 80
www.serono.com	Reuters: SEOZ.VX / SRA.N	
	Bloomberg: SEO VX / SRA US	

Serono, Inc., Rockland, MA

Media Relations:

Tel. +1 781 681 2340

Fax: +1 781 681 2935

www.seronousa.com

About Genset

Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Contacts:

GENSET

+33 1 55 04 59 00

Marc Vasseur

Chairman & CEO

BURNS MCCLELLAN

+1 212 213 0006

Media: Justin Jackson

Investors: Jonathan M. Nugent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

June 28, 2002

By: /s/ Jacques Theurillat
Name: Jacques Theurillat
Title: Chief Financial Officer

Document #: 1254152 v.1